UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

MOLECULAR DEVICES CORPORATION

(Name Of Subject Company (Issuer))

MDS INC. (an indirect Parent of Offeror)

MONUMENT ACQUISITION CORP. (Offeror)

(Names of Filing Persons (Offerors))

COMMON SHARES, $0.001 PAR VALUE

(Title of Class of Securities)

60851C 10 7

(CUSIP Number of Class of Securities)

Kenneth L. Horton

MDS Inc.

2700 Matheson Blvd. East, West Tower

Mississauga, Ontario, Canada L4W 4V9

Telephone: (416) 213-4255

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Joel Freedman

William Shields

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$585,518,185	$62,650.45

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 16,493,470 outstanding common shares, $0.001 par value, of Molecular Devices Corporation for the expected consideration in the tender offer of $35.50 per share. Such number of outstanding shares represents the total of 16,493,470 common shares outstanding as of January 25, 2007 (as reported in Molecular Devices Corporation’s press release filed on Form 8-K on January 29, 2007).

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2007 issued by the Securities and Exchange Commission on December 8, 2006. Such fee equals 0.0107% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$62,650.45
Form or Registration No.:	SC TO-T
Filing Party:	MDS Inc. and Monument Acquisition Corp.
Date Filed:	February 13, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities Exchange Commission on February 13, 2007 by Monument Acquisition Corp., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of MDS Inc., a company organized under the laws of Canada (“Parent”). The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding common shares, $0.001 par value (the “Shares”), of Molecular Devices Corporation, a Delaware corporation (the “Company”), at a purchase price of $35.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase for cash dated February 13, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Schedule TO.

ITEMS 1 THROUGH 9, 11 AND 12

Items 1 through 9, 11 and 12 of the Schedule TO which incorporate by reference the information contained in the Offer to Purchase are hereby amended as follows:

1.	The first sentence of the first full paragraph on page 12 of the Offer to Purchase in Section 2 of the Offer to Purchase entitled “Procedures for Tendering Shares – Determination of Validity” is hereby amended and restated to read in its entirety as follows:

“All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Purchaser in its sole discretion.”

2.	The last sentence of the first full paragraph on page 12 of the Offer to Purchase in Section 2 of the Offer to Purchase entitled “Procedures for Tendering Shares – Determination of Validity” is hereby deleted.

3.	The first sentence of the first full paragraph on page 13 of the Offer to Purchase in Section 2 of the Offer to Purchase entitled “Procedures for Tendering Shares – Withdrawal Rights” is hereby amended and restated to read in its entirety as follows:

“All questions as to the form and validity (including time of receipt) of any notice of any withdrawal will be determined by the Purchaser in its sole discretion.”

4.	The introductory clause in the first sentence of the third paragraph on page 33 of the Offer to Purchase in Section 14 of the Offer to Purchase entitled “Certain Conditions of the Offer” is hereby amended and restated to read in its entirety as follows:

“Furthermore, the Purchaser shall not be required to accept for payment, and subject to the rules and regulations of the SEC, to pay for any validly tendered Shares if, upon the expiration of the Offer (as it may be extended pursuant to the Merger Agreement), any of the following conditions exists and is continuing and has not resulted directly or indirectly from any breach by MDS or the Purchaser of the Merger Agreement:”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MDS INC.

Dated: February 28, 2007	By:	/s/ James A. H. Garner

Name: James A. H. Garner Title: Executive Vice-President, Finance, and Chief Financial Officer

MONUMENT ACQUISITION CORP.

Dated: February 28, 2007	By:	/s/ James A. H. Garner

Name: James A. H. Garner Title: Treasurer and Vice President, Finance

EXHIBIT INDEX

EXHIBIT NUMBER	DOCUMENT
*(a)(1)	Offer to Purchase dated February 13, 2007.

*(a)(2)	Form of Letter of Transmittal.

*(a)(3)	Form of Notice of Guaranteed Delivery.

*(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

*(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

*(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(7)	Summary Advertisement published in the Wall Street Journal on February 13, 2007.

*(a)(8)	Letter to Axon shareholders and Form W-8BEN.

(b)	None.

*(d)(1)	Agreement and Plan of Merger, dated January 28, 2007, by and among MDS Inc., Monument Acquisition Corp. and Molecular Devices Corporation (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by MDS Inc. on January 29, 2007.

*(d)(2)	Confidentiality Agreement, dated November 22, 2006, by and between Molecular Devices Corporation and MDS Inc.

*(d)(3)	Exclusivity Agreement, dated as of January 20, 2007, by and between Molecular Devices Corporation and MDS Inc.

(g)	None.

(h)	None.

*	Previously filed